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JENNIFER O’BRIEN Jennifer.O’Brien@dechert.com +1 617 728 7133 Direct +1 617 426 6567 Fax

April 27, 2021

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 80 to the Registration Statement of Russell Investment Funds (Filed on February 8, 2021)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on March 26, 2021 regarding the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 8, 2021. Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

1.	Comment:	With respect to the International Developed Markets Fund, the Staff notes that the Fund’s principal investment strategy states that the Fund may invest in the securities of emerging market country issuers. Please discuss the extent to which the Fund is exposed to frontier market country issuers and consider adding disclosure regarding the Fund’s consideration of frontier market country issuers.

	Response:	No Fund, other than the Russell Investment Company (“RIC”) Emerging Markets Fund, has principal exposure to frontier markets and therefore only the RIC Emerging Markets Fund has principal risk disclosure relating to frontier market countries. As the Fund does not have principal frontier market country exposure, the Registrant respectfully declines to add disclosure on frontier markets for the Fund.

April 27, 2021 Page 2

2.	Comment:	Please supplementally disclose the Strategic Bond Fund’s exposure to distressed debt securities and below investment grade non-agency mortgage backed securities.

	Response:	Under normal market conditions, the Strategic Bond Fund invests: (i) no more than 5% of its assets in distressed debt securities; and (ii) no more than 10% of its assets in below investment grade non-agency mortgage backed securities

3.	Comment:	The Staff notes that “The Money Managers” section of the Prospectus discloses that the Registrant has applied for exemptive relief from the Commission that, if granted, would permit the Registrant’s Board of Directors (the “Board”) to approve a sub-advisory contract or a material amendment to an existing sub-advisory contract at a meeting that is not in person, provided that the Board is able to participate in the meeting using a means of communication that allows them to hear each other simultaneously during the meeting. Please provide the status of the Registrant’s application and update the disclosure as necessary.

	Response:	The Registrant confirms that the exemptive relief was granted by the Commission and the disclosure has been updated to reflect such relief.

4.	Comment:	Please confirm that the Registrant will comply with the FAST Act.

	Response:	Confirmed.

Sincerely,

/s/ Jennifer O’Brien
Jennifer O’Brien

Cc:	John V. O’Hanlon, Esq.

Mary Beth Albaneze, Esq.